UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-40401

Oatly Group AB

(Translation of registrant’s name into English)

Ångfärjekajen 8

211 19 Malmö

Sweden

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Compliance with Nasdaq Minimum Bid Price Requirement

On March 4, 2025, Oatly Group AB (the “Company”) was formally notified by the Nasdaq Stock Market (“Nasdaq”) that the Company has regained compliance with the $1.00 minimum bid price requirement for continued listing on Nasdaq, as set forth in Nasdaq Listing Rule 5450(a)(1) (the “Minimum Bid Price Requirement”).

As previously disclosed, the Company received a notification on September 5, 2024, from Nasdaq informing the Company that it was not in compliance with the Minimum Bid Price Requirement. On February 18, 2025, the Company completed a change to the ratio of its American Depository Receipts (“ADRs”) to ordinary shares such that one ADR now represents twenty ordinary shares (the “Ratio Change”).

The information included in this Report of Foreign Private Issuer on Form 6-K is hereby incorporated by reference into the registration statements on Form S-8, as amended (File Number 333-256316) and Form F-3, as amended (File Number 333-271379) of the Company (including any prospectuses forming a part of such registration statements), thereby amending them, and to be a part thereof from the date on which this report is filed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Oatly Group AB

Date: March 5, 2025	By:	/s/ Marie-José David
Marie-José David
Chief Financial Officer